Exhibit 99.6

Entrée Gold Inc.

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000001

Mr A Sample
Designation (if any)
Add1
Add2
add3
add4
add5
add6

Security Class
COMMON SHARES

Holder Account Number

C1234567890 IND

Intermediary

ABCD

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Voting Instruction Form ("VIF") - Annual General and Special Meeting of Entrée Gold Inc. securityholders to be held on May 1, 2017

NON-REGISTERED (BENEFICIAL) SECURITYHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of common shares that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your common shares can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.
2. *We are prohibited from voting these common shares on any of the matters to be acted upon at the meeting without your specific voting instructions.* In order for these common shares to be voted at the meeting, *it will be necessary for us to have your specific voting instructions.* Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. If you want to attend the meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.
4. **This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.**
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.
6. **When properly signed and delivered, common shares represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the common shares to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.
8. Your voting instructions will be recorded on receipt of the VIF.
9. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these common shares.
10. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
11. This VIF should be read in conjunction with the information circular and other proxy materials provided by Management.

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VIFs submitted must be received by 10:30 AM (Vancouver Time) on April 27, 2017.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for common shares held in the name of a corporation or common shares being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 123456789012345

01AWKC

CPUQC01.E.INT/000001/i1234

MR SAM SAMPLE

C1234567890

XXX 123

Appointee(s)

Management Appointees are: R. Hon. Lord Howard of Lympne, Chairman of the board of directors (the "Board") of Entrée Gold Inc. ("Entrée" or the "Corporation"), or failing him, Stephen Scott, President, Chief Executive Officer and a Director of Entrée,

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual General and Special Meeting of securityholders of Entrée to be held at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, on May 1, 2017 at 10:30 AM (Vancouver Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Number of Directors

To set the number of directors of Entrée at six (6).

For ☐ Against ☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Rt. Hon. Lord Howard of Lympne	☐	☐	02. Stephen Scott	☐	☐	03. James Harris	☐	☐
04. Mark Bailey	☐	☐	05. Alan Edwards	☐	☐	06. Anna Stylianides	☐	☐

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3. Appointment of Auditors

Appointment of Davidson & Company LLP, Chartered Accountants as auditors of the Corporation for the ensuing year and authorizing the Board to fix their remuneration.

For ☐ Withhold ☐

4. Entrée Gold Inc. Stock Option Plan

RESOLVED THAT:
1. the renewal of the Entrée stock option plan (the "Option Plan") be approved;
2. the Option Plan be amended as set forth in the management information circular dated March 20, 2017;
3. all unallocated options issuable pursuant to the Option Plan are hereby authorized and approved;
4. the Board be authorized to reserve a sufficient number of common shares to satisfy the requirements of the Option Plan;
5. the Board be authorized to grant options under the Option Plan until May 1, 2020, and any one or more of the directors or senior officers of Entrée be authorized and directed to perform all such acts, deeds and things and execute, under the seal of Entrée, or otherwise, all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of these resolutions.

For ☐ Against ☐

5. Name Change

RESOLVED THAT:
1. Entrée's Notice of Articles be altered by changing the name of Entrée to "Entrée Resources Ltd.";
2. subject to the deposit of this resolution at Entrée's records office, the solicitors for Entrée are authorized and directed to prepare and electronically file the Notice of Alteration with the British Columbia Registrar of Companies and upon the Notice of Alteration taking effect, Entrée's Articles be altered to reflect the change of name;
3. the Board, without further notice to or approval of the shareholders, may elect not to proceed or otherwise give effect to this resolution; and
4. any one or more of the directors or officers of Entrée be authorized and directed to perform all such acts, and things and execute, under the seal of Entrée or otherwise, all such documents and other writings, as may be required to give effect to the true intent of this resolution.

For ☐ Against ☐

6. Arrangement

BE IT RESOLVED, as a special resolution, THAT:
1. the plan of arrangement under Section 288 of the *Business Corporations Act* (British Columbia) attached as Schedule "B" to the management information circular of Entrée dated March 20, 2017 (the "Plan of Arrangement") accompanying the Notice of Meeting is authorized, approved and adopted;
2. the arrangement agreement between Entrée and Mason Resources Corp. ("Mason"), dated February 28, 2017 be and is hereby ratified and approved, subject to such additions, deletions and amendments thereto that may be made and consented to by any one of a group comprised of the directors and officers of Entrée;
3. the Board, without further notice to or approval of the securityholders of Entrée, may, in accordance with the terms of the Plan of Arrangement, elect not to proceed with the Plan of Arrangement or otherwise give effect to this special resolution, at any time prior to the Plan of Arrangement becoming effective; and
4. any one or more of the directors and officers of Entrée be authorized and directed to perform all such acts, and things and execute, under the seal of Entrée or otherwise, all such documents and other writings, as may be required to give effect to the true intent of this special resolution.

For ☐ Against ☐

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7. Mason Resources Corp. Stock Option Plan

RESOLVED THAT:
1. subject to the completion of the arrangement, governed by the Plan of Arrangement, a stock option plan for Mason approved pursuant to which the directors of Mason may, from time to time, authorize the issuance of options to directors, officers, employees, consultants of Mason and its affiliates and consultant companies to a maximum of 10% the issued and outstanding common shares at the time of the grant; and
2. any one or more of the directors or senior officers of Mason be authorized and directed to perform all such acts, deeds and things and execute, under the seal of Mason, or otherwise, all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of these resolutions.

For ☐ Against ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

MM / DD / YY

EGOQ 221081 XXXX AR0 999999999999

01AWLG